# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RF Acquisition Corp., CIK 0001847607
CUSIP: 74954L104
Title of class of securities: Share of Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1555 POST ROAD EAST, SUITE 202, WESTPORT, Connecticut (CT), 06880
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001584639

## Reporting persons
- Yakira Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yakira Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yakira Enhanced Offshore Fund Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAP 136 Segregated Portfolio: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- YP Management, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bruce M. Kallins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: RF Acquisition Corp.
Address of issuer's principal executive offices: 1555 POST ROAD EAST, SUITE 202, WESTPORT, CT 06880

## Item 2. Person Filing
Name of person filing:
i) Yakira Capital Management, Inc. (the "Investment Manager")
ii) Yakira Partners, L.P. (the "Domestic Fund")
iii) Yakira Enhanced Offshore Fund Ltd. (the "Offshore Fund")
iv) MAP 136 Segregated Portfolio ("MAP 136" and, collectively with the Domestic Fund and the Offshore Fund, the "Funds")
v) YP Management, L.L.C. (the "General Partner")
vi) Bruce M. Kallins
Address of principal business office or, if none, residence: 1555 Post Road East, Suite 202, Westport, CT 06880
Citizenship:
Yakira Capital Management, Inc. and Yakira Partners L.P. are Delaware entities.
Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio are Cayman Island entities.
YP Management, L.L.C. is a New York entity
Bruce M. Kallins is a U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yakira Capital Management, Inc.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (02/20/2025)
- Yakira Partners, L.P.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (02/20/2025)
- Yakira Enhanced Offshore Fund Ltd.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (02/20/2025)
- MAP 136 Segregated Portfolio: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (02/20/2025)
- YP Management, L.L.C.: /s/ Bruce M. Kallins, Bruce M. Kallins / Managing Member (02/20/2025)
- Bruce M. Kallins: /s/ Bruce M. Kallins, Bruce M. Kallins / Self (02/20/2025)
Comment: Bruce M. Kallins is a controlling shareholder of Yakira Capital Management, Inc. ("Investment Manager") and as such an authorized signatory on behalf of the Investment Manager and its funds: Yakira Partners, L.P., Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio.